UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

On or about May 28, 2019, Sequans Communications S.A. (the “Company”) mailed materials to holders of record at the close of business on May 21, 2019 of ordinary shares and American Depositary Shares (“ADSs”), each representing one ordinary share, of the Company in connection with an ordinary general meeting and extraordinary meeting of shareholders to be held at the Company’s headquarters in Colombes, France on June 28, 2019. Copies of materials relating to the Company’s ordinary general meeting and extraordinary meeting of shareholders are also available on the Company’s website at http://www.sequans.com/investors/corporate-governance or by contacting the Company’s investor relations department by telephone at +33 1 70 72 16 00 or by e-mail at ir@sequans.com.

The Company’s board of directors (the “Board of Directors”) has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Company’s Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 28, 2019”:

Ordinary Matters

1.	Approval of the statutory financial statements for the year ended December 31, 2018

2.	Approval of the consolidated accounts for the year ended December 31, 2018

3.	Appropriation of net loss for the year ended December 31, 2018

4.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

5.	Approval of the compensation plan for non-executive directors

6.	Renewal of Mr. Alok Sharma as director

7.	Renewal of Mr. Dominique Pitteloud as director

8.	Renewal of Mr. Richard Nottenburg as director

Extraordinary Matters

9.	Decision within the scope of Article L. 225-248 of the French Commercial Code

10.
Subject to the condition precedents that the renewal of Messrs. Sharma, Pitteloud and Nottenburg as directors are approved, issuance of 252,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, Mr. Yves Maitre and Mr. Wesley Cummins; powers to be granted to the Board of Directors

11.
Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

12.
Authorization granted to the Board of Directors to issue stock subscription warrants (“warrants”), and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

13.
Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

14.	Setting an overall ceiling of 5.000,000 for issues of stock subscription options, stock warrants and restricted free shares.

15.
Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €1,000,000 by issuing shares and/or securities that confer rights to Sequans Communications S.A.’s (the “Company”) equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class, and to amend the terms of any debt securities issued under this or prior delegations authorized by vote of the shareholders.

16.
Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €1,000,000 by issuing shares and/or securities that confer rights to Sequans Communications S.A.’s (the “Company”) equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons with preservation of preemptive subscription rights in favor of such class, and to amend the terms of any debt securities issued under this or prior delegations authorized by vote of the shareholders.

17.	Authority to be delegated to the Board of Directors to proceed to a reverse stock split, with terms and timing to be decided by the Board of Directors

18.	Authority to be delegated to the Board of Directors to proceed to an incorporation of losses into capital, in the event that increases in equity make such an incorporation possible

19.
Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

20.	Powers and formalities

The Board of Directors recommends that you vote “FOR” proposals 1-18 and 20 and “AGAINST” proposal 19 reflected in the agenda items listed above.

Whether or not you plan to attend the ordinary general meeting and extraordinary meeting of shareholders in person, we urge you to vote your shares by phone, via the internet or by signing, dating and returning the proxy card at your earliest convenience. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card without other indication, your shares will be voted:

•	in favor of the resolutions corresponding to proposals 1-18 and 20, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution; and

•	against the resolution corresponding to proposal 19, whether or not you specifically indicate an “AGAINST” vote, unless you abstain or vote for such resolutions.

If you do not return your proxy card, our depositary agreement with BNY Mellon allows the depositary to vote the shares underlying your ADS in accordance with the Board’s recommendation as described above.

Proxies are revocable, and any shareholder may withdraw his or her proxy by providing the Company with written notice or signing and returning a proxy card with a later date, in each case prior to the deadline set forth on the proxy card.

French law classifies resolutions as either ordinary or extraordinary, depending on the subject. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

The resolutions corresponding to the agenda items listed above are set forth in the full “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 28, 2019” which is available on the Company’s website: http://www.sequans.com/investors/corporate-governance. The following is a summary of those resolutions.

*    *    *    *    *    *

ORDINARY MATTERS

PROPOSALS 1-3:	APPROVAL OF THE STATUTORY AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018; APPROPRIATION OF NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2018
The Board of Directors proposes that the shareholders approve the statutory and the consolidated financial statements of Sequans Communications S.A. The statutory financial statements reflect the financials of the parent company only in accordance with generally accepted accounting principles in France. The consolidated financial statements are the same as those included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 1, 2019.
The Board of Directors proposes that shareholders approve the allocation of net loss to negative retained earnings for the year ended December 31, 2018.
The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 4:	APPROVAL OF THE REPORT ON RELATED PARTY AGREEMENTS
The Board of Directors proposes that shareholders approve related party transactions in force at any time in 2019. These related party transactions, concerning the employment agreement with Georges Karam, Chairman and CEO, and financing agreements with major shareholders, are disclosed in the Company’s annual report on Form 20-F.
The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 5:	APPROVAL OF THE COMPENSATION PLAN FOR NON-EXECUTIVE DIRECTORS
The Board of Directors proposes that each non-executive director’s cash compensation for the coming year remain unchanged from last year:

–	Basic directors’ fees US$ 20,000 per year, per director

–	Special directors’ fees paid in consideration for a director’s chairing of/membership in committees

▪	Member of the Audit Committee US$ 6,000 per year

▪	Chair of the Audit Committee US$ 12,000 per year

▪	Member of the Compensation Committee US$ 4,500 per year

▪	Chair of the Compensation Committee US$ 9,000 per year

▪	Member of the Nominating and Corporate Governance Committee US$ 2,500 per year

▪	Chair of the Nominating and Corporate Governance Committee US$ 5,000 per year
A director may not be a member of more than two committees nor chair more than one committee.

–	Lead independent director fee US$ 20,000 per year

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 6-8:	PROPOSALS TO REAPPOINT AS DIRECTORs MESSRs. ALOK SHARMA, DOMINIQUE PITTELOUD AND RICHARD NOTTENBURG
The Board of Directors proposes to reappoint Messrs. Alok Sharma, Dominique Pitteloud and Richard Nottenburg as members of the Board of Directors. If elected, Messrs. Sharma, Pitteloud and Nottenburg will each be appointed for a term of three years, which will expire at the conclusion of the ordinary general shareholders’ meeting that will be held in 2022.

Messrs. Sharma, Pitteloud and Nottenburg have already given notice that they would accept such positions.

The Board of Directors requests that shareholders approve these proposals.

EXTRAORDINARY MATTERS

PROPOSAL 9:	ACKNOWLEDGEMENT OF LOSS OF CAPITAL
The Board of Directors notes that as of December 31, 2018, the statutory net equity of the Company as presented in the financial statements that are the subject of Proposal 1 had fallen below half of the Company’s statutory nominal capital. The Board of Directors proposes that the Company continue in operations.
The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 10:
SUBJECT TO THE CONDITION PRECEDENT THAT THE REAPPOINTMENT OF MESSRS ALOK SHARMA, DOMINIQUE PITTELOUD AND RICHARD NOTTENBURG AS DIRECTORS ARE APPROVED, ISSUANCE OF A TOTAL NUMBER OF 252,000 STOCK SUBSCRIPTION WARRANTS; ESTABLISHING THE CONDITIONS FOR EXERCISING THE STOCK WARRANTS AND ADOPTION OF AN ISSUANCE AGREEMENT; REVOCATION OF THE PREEMPTIVE RIGHT TO SUBSCRIBE FOR THESE WARRANTS IN FAVOR OF NON-EXECUTIVE DIRECTORS

Subject to the condition precedent that the reappointment of Messrs. Alok Sharma, Dominique Pitteloud and Richard Nottenburg are approved, the Board of Directors proposes issuing 36,000 stock warrants to each of the existing non-executive directors (i.e., a total of 252,000 stock warrants):

Beneficiaries	Stock Warrants	Total Subscription Price
Mr. Alok Sharma	36,000 stock warrants	€360
Mr. Zvi Slonimsky	36,000 stock warrants	€360
Mr. Dominique Pitteloud	36,000 stock warrants	€360
Mr. Hubert de Pesquidoux	36,000 stock warrants	€360
Mr. Yves Maître	36,000 stock warrants	€360
Mr. Richard Nottenburg	36,000 stock warrants	€360
Mr. Wesley Cummins	36,000 stock warrants	€360
Total	252,000 stock warrants	€2,520

The subscription price for each stock warrant will be set at €0.00002778, or a total of €1.00 per block of 36,000 warrants, and each warrant will confer the right to purchase one new ordinary share with a par value of €0.02 for a period of ten (10) years, with an exercise price equal to the closing price of the Company’s ADSs on the NYSE on the issue date.

Provided each non-executive director still holds the office of director or is a member of board advisory committee on each anniversary date, one-third of the stock warrants for which he subscribes may be exercised each year as follows: (i) one-third on the date of the first anniversary of the date they are granted by the ordinary and extraordinary general shareholders’ meeting; (ii) two-thirds on the date of the second anniversary; and (iii) without restriction from the date of the third anniversary.

Under French law, stock options may only be issued to employees. The legal form of instrument which may be issued to members of the Board of Directors or other non-employees is a warrant. Warrants may not be granted free of charge, but must be purchased at issuance at a set subscription price.

The Board of Directors requests that shareholders approve this proposal.

PROPOSALS 11-14:	AUTHORIZATIONS TO BE GRANTED TO THE BOARD OF DIRECTORS TO ISSUE STOCK OPTIONS, STOCK SUBSCRIPTION WARRANTS AND RESTRICTED FREE SHARES
The Board of Directors proposes that this general shareholders’ meeting authorize the renewal of the system for granting stock options, and the creation of a system for granting restricted free shares, to the Company’s employees and/or senior corporate officers, as well as the employees of the Company’s subsidiaries, and the renewal of the system for granting stock subscription warrants to non-employee external partners.

The issuances of stock options, stock subscription warrants and restricted free shares will be subject to an overall ceiling of 5,000,000 new shares with a par value of €0.02.

Each stock option will be granted free of charge and will entitle the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price, provided the beneficiary complies with the requirements for time spent with the Company or other vesting requirements. The exercise price will be equal to the closing price of the Company’s ADSs on the NYSE on the date the stock options are granted by the Board of Directors.

Each restricted free share will be granted free of charge and will permit the beneficiary thereof to acquire one new ordinary share with a par value of €0.02, provided the beneficiary complies with the requirements for time spent with the Company or other vesting requirements.

Stock subscription warrants may be granted to the Company’s non-employee external partners (independent consultants, etc.) who contribute to the Company’s expansion and success, and must be subscribed by the beneficiary at a price of €0.01 per warrant at the time of grant. The stock subscription warrant then entitles the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price. The exercise price will be equal to the closing price of the Company’s ADSs on the NYSE on the date the stock subscriptions warrants are granted by the Board of Directors.

The authorization to the Board of Directors to grant stock option, stock subscription warrants and restricted free shares will terminate eighteen (18) months after of the date of the authorization granted by this general shareholders’ meeting.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 15-16:
DELEGATION OF AUTHORITY GRANTED TO THE BOARD OF DIRECTORS TO CARRY OUT ONE OR MORE CAPITAL INCREASES FOR A MAXIMUM NOMINAL AMOUNT OF €1,000,000 BY ISSUING ORDINARY SHARES AND/OR SECURITIES THAT CONFER EQUITY RIGHTS AND/OR SECURITIES THAT CONFER THE RIGHT TO AN ALLOTMENT OF CONVERTIBLE DEBT SECURITIES, IN ONE RESOLUTION WITH REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS AND IN ONE RESOLUTION WITH PRESERVATION OF PREEMPTIVE SUBCRIPTION RIGHTS IN FAVOR OF SUCH CLASS, AND TO AMEND THE TERMS OF ANY DEBT SECURITIES ISSUED UNDER THIS OR PRIOR DELEGATIONS AUTHORIZED BY VOTE OF THE SHAREHOLDERS

The Board of Directors proposes that it be granted a delegation of authority to increase capital of the Company up to a maximum limit equivalent to 50,000,000 shares in order to be able to effect one or more transactions such as acquisitions, asset purchases or financing. Pursuant to this delegation of authority, the duration of which would be set at eighteen (18) months, the maximum allowed by French law, the Board of Directors would be authorized to decide to increase the Company’s capital, on one or more occasions, at opportune times, by issuing ordinary shares or securities that confer equity rights or securities that confer the right to an allotment of equity rights. The Board would also have the right to amend convertible debt agreements which were issued under the authority granted by this or any prior shareholder meeting.

The maximum nominal amount of capital increases that may be carried out pursuant to this delegation of authority would be €1,000,000 (or the equivalent of this amount in any other currency that is legal tender), and the maximum nominal amount of convertible debt that may be issued would be set at €35,000,000 (or the equivalent thereof in any foreign currency).

The issue prices of the securities that may be issued pursuant to this delegation of authority will be set in accordance with market practices such as, for example, by reference to the price quoted on the NYSE.

The Board of Directors requests that shareholders approve this proposal.

PROPOSALS 17-18:	DELEGATION OF AUTHORITY TO BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT AND/OR AN INCORPORATION OF LOSSES INTO CAPITAL
As a potential means to ensure compliance with New York Stock Exchange minimum share price requirements, the Board of Directors proposes that it be granted a delegation of authority to effect at reverse stock split, according to the terms and timing that the board shall decide. Such authority expires at the next annual shareholder meeting.
As a potential means to ensure compliance with French minimum equity requirements, the Board of Directors proposes that it be granted a delegation of authority to effect an incorporation of losses into capital, in the event that the Company raises equity such that this is possible
The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 19:
AUTHORITY TO BE DELEGATED TO THE BOARD OF DIRECTORS TO DECIDE TO INCREASE STATED CAPITAL BY ISSUING SHARES RESERVED FOR EMPLOYEES, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH EMPLOYEES

Article L. 225-129-6 of the French Commercial Code provides: “At the time of any decision to increase stated capital in consideration for cash contributions, except if the capital increase results from a prior issue of securities that confer equity rights, an extraordinary general meeting shall vote on a draft resolution proposing a capital increase carried out in accordance with the requirements of Articles L. 3332-18 to L. 3332-24 of the French Labor Code.”

In order to comply with these legal provisions, the Board of Directors notes that as a result of the capital authorization proposals described above being submitted to an extraordinary general shareholders’ meeting, the Board of Directors is required to submit to said general shareholders’ meeting a proposal to carry out a capital increase for cash reserved to the Company’s employees, even though the Board of Directors is already proposing stock option and restricted share plans for the benefit of the Company’s employees.

The Board of Directors therefore proposes that the general shareholders’ meeting delegate to the Board of Directors its authority to decide to increase stated capital, on one or more occasions, up to a maximum of 3% of stated capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more employee savings plans (or any other membership plan for which applicable statutory and regulatory provisions permit reserving a capital increase under equivalent conditions) that may be set up within all or some of the French and foreign companies within the Company’s consolidation scope or combination of accounts, with the right to subdelegate such authority in accordance with legal requirements.

The duration of this delegation of authority would be set at eighteen (18) months.

The issue price of the new shares or securities that confer equity rights would be determined in accordance with applicable statutory and regulatory requirements.

The Board of Directors is not in favor of the adoption of this proposal since other proposals already provide mechanisms for employee share ownership. The Board of Directors requests that shareholders DO NOT approve this proposal.

PROPOSAL 20:	POWERS AND FORMALITIES
The Board of Directors proposes that the general shareholders’ meeting grant full powers to the bearer of the original, an excerpt or a copy of the minutes from such meeting for the purpose of performing all publication, filing and other formalities.

The Board of Directors requests that shareholders approve this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: May 28, 2019	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 28, 2019